SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)
         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                             -----------------------

                                  Organic, Inc.
                       (Name of Subject Company (Issuer))

                     E-Services Investments Organic Sub LLC
                             Seneca Investments LLC
                               Omnicom Group Inc.
                             Pegasus Partners II, LP
                       (Name of Filing Persons, Offerors)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    68617E101
                      (CUSIP Number of Class of Securities)

         Michael P. Tierney                               Copy to:
       Chief Executive Officer                      Thomas W. Bark, Esq.
       Seneca Investments LLC                    Jones, Day, Reavis & Pogue
    437 Madison Avenue, 3rd Floor                   599 Lexington Avenue
      New York, New York 10022                    New York, New York 10022
            (212) 415-3787                              (212) 326-3939
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                             -----------------------

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

     Amount Previously Paid: $1,663.84       Filing Party: E-Services and Seneca
     Form or Registration No.: Schedule TO   Date Filed: December 5, 2001

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     |X| third-party tender offer subject to Rule 14d-1.

     |_| issuer tender offer subject to Rule 13e-4.

     |X| going-private transaction subject to Rule 13e-3.

     |_| amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                              (Page 1 of 4 Pages)

      This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on December 5, 2001 (as amended, the "Schedule TO") by E-Services Investments Organic Sub LLC, a Delaware limited liability company ("Purchaser"), and Seneca Investments LLC, a Delaware limited liability company ("Seneca"), relating to the offer to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the "Shares"), of Organic, Inc., a Delaware corporation ("Organic"), that are not owned by Purchaser, Seneca or their affiliates at a purchase price of $0.33 per Share, net to the seller in cash, without interest thereon, upon the terms and conditions set forth in the amended and restated Offer To Purchase (as may be amended from time to time, the "Offer To Purchase") and in the related amended and restated Letter of Transmittal (as may be amended from time to time, the "Letter of Transmittal" and which, collectively with the Offer To Purchase, constitutes the "Offer"), which were annexed to and filed with Amendment No. 1 to the Schedule TO ("Amendment No. 1") as Exhibits (a)(1) and (a)(2), respectively, on December 21, 2001. Omnicom Group Inc., a New York corporation ("Omnicom"), and Pegasus Partners II, LP, a Delaware limited partnership ("Pegasus Partners" and together with Seneca, Purchaser and Omnicom, the "Offerors"), joined in the filing of Amendment No. 1 and are joining in the filing of this Amendment. Any capitalized term used and not otherwise defined herein has the meaning given to such term in the Offer to Purchase.

      This Amendment also constitutes an amendment to the Schedule 13E-3 (as amended, the "Schedule 13E-3") filed by and on behalf of the Offerors. The information contained in this Schedule TO and Schedule 13E-3 concerning each filing party was supplied by such filing party and no other filing party takes responsibility for the accuracy of such information.

      The information set forth in the Offer is incorporated herein by reference with respect to Items 1 through 12 of the Schedule TO.

Item 13. Information Required by Schedule 13E-3.

      The information set forth in the Offer and in Items 1 though 12 of the Schedule TO is incorporated herein by reference with respect to Items 1 through 16 of the Schedule 13E-3, except those Items as to which information specifically provided herein is relevant, in which case the information contained in the Offer and in Items 1 through 12 of the Schedule TO is incorporated by reference in partial answer to those Items.

      Item 16. Exhibits.

            Item 13 of the Schedule TO and Item 16 of the Schedule 13E-3 are hereby amended and supplemented by adding the following exhibit thereto:

            (c)(3) Certain prospective financial information provided by Organic to Seneca in November 2001.

                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                        SENECA INVESTMENTS LLC

                        By:   /s/ GERARD A. NEUMANN
                              --------------------------------------------------
                              Gerard A. Neumann
                              Chief Financial Officer

                        E-SERVICES INVESTMENTS ORGANIC SUB LLC

                              By: Communicade LLC, its member
                                  By: Seneca Investments LLC, its member

                        By:   /s/ GERARD A. NEUMANN
                              --------------------------------------------------
                              Gerard A. Neumann
                              Chief Financial Officer

                        OMNICOM GROUP INC.

                        By:   /s/ RANDALL J. WEISENBURGER
                              --------------------------------------------------
                              Randall J. Weisenburger
                              Executive Vice President

                        PEGASUS PARTNERS II, LP

                              By: Pegasus Investors II, LP, its General Partner
                                  By: Pegasus Investors II, GP, LLC, its General
                                      Partner

                        By:   /s/ ANDREW BURSKY
                              --------------------------------------------------
                              Andrew Bursky
                              Vice President

Date: January 8, 2002

                                  EXHIBIT INDEX

Exhibit No.    Description
-----------    -----------
(a)(1)+        Amended and restated Offer To Purchase.
(a)(2)+        Amended and restated Letter of Transmittal.
(a)(3)+        Amended and restated Form of Letter to Clients for Use by
               Brokers, Dealers, Commercial Banks, Trust Companies and Other
               Nominees.
(a)(4)+        Amended and restated Notice of Guaranteed Delivery.
(a)(5)+        Guidelines of the Internal Revenue Service for Certification
               of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)         Letter, dated September 18, 2001, from Seneca to the Company
               (incorporated by reference to Exhibit 4 to Amendment No. 3 to
               Schedule 13D filed by Seneca on September 19, 2001).
(a)(8)         Letter, dated December 4, 2001, from Seneca to the Company
               (incorporated by reference to Exhibit 5 to Amendment No. 4 to
               Schedule 13D filed by Seneca on December 4, 2001).
(a)(9)+        Text of press release, dated December 20, 2001, issued by Seneca.
(a)(10)+       Letter to Organic stockholders from Seneca and Purchaser, dated
               December 20, 2001.
(b)            Not applicable.
(c)(1)         Fairness opinion of Bear Stearns & Co. Inc. (included as Exhibit
               (c)(1) to the Schedule 14D-9 filed by Organic on December 18,
               2001 and incorporated herein by reference).
(c)(2)         Amendment No. 1 to the Schedule 14D-9 filed by Organic on
               December 20, 2001 and incorporated herein by reference.
(c)(3)*        Certain prospective financial information provided by Organic to
               Seneca in November 2001.
(d)(1)         Share purchase agreement, dated September 18, 2001, as amended, among Seneca, Purchaser, Organic Holdings LLC and Jonathan Nelson
               (incorporated by reference to Exhibit 4 to Amendment No. 4 to
               Schedule 13D filed by Seneca on December 3, 2001).
(d)(2)         Investors' rights agreement (incorporated by reference to
               Exhibit 4.4 of the Company's Registration Statement on Form S-1,
               Amendment No. 4, filed on February 8, 2000).
(d)(3)+        Form of Organic, Inc. equity incentive program.
(d)(4)+        Form of Organic, Inc. equity incentive program stock award agreement.
(d)(5)         Loan agreement between the Company and Omnicom, dated August
               27, 2001 (incorporated by reference to Exhibit 10.7 of the Company's Registration Statement on Form S-1, filed November
               24, 1999).
(d)(6)         Guaranty and security agreement among the Company, Organic
               Media, Inc. and Omnicom, dated August 27, 2001 (incorporated by reference to Exhibit 10.8 of the Company's Registration
               Statement on Form S-1, filed November 24, 1999).
(d)(7)         Revolving note of the Company payable to Omnicom, dated August
               27, 2001 (incorporated by reference to Exhibit 10.9 of the Company's Registration Statement on Form S-1, filed November
               24, 1999).
(d)(8)+        Agreement, dated December 3, 2001, between Organic and Omnicom.
(f)            Section 262 of the General Corporation Law of the State of
               Delaware (incorporated by reference to Schedule II of Exhibit
               (a)(1) hereto).
(g)            Not applicable.
(h)            Not applicable.
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* Filed herewith.
+ Filed previously.